2


Amendment # 4 to SCHEDULE 13D filed on November 17, 2003

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended as follows:

We have submitted a proposal to the Company requesting that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company. We have notified the Company that we will bring an action for declaratory and injunctive relief if our proposal is not included in the Company's proxy materials. (Exhibit 1)


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:

Exhibit 1: Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/15/2004

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein




Exhibit 1.


Opportunity Partners L.P.
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net

March 11, 2004

Gentlemen:

As you may know, we submitted the following proposal (and a supporting statement) pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in BKF's proxy statement for the next annual meeting of stockholders or any earlier meeting.

     RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.

A member of the staff of the Division of Corporation Finance of the Securities and Exchange Commission has indicated that the Division will not recommend enforcement action if our proposal is not included in BKF's proxy materials because it allegedly
relates to "ordinary business operations."   However, we believe
there is no basis to exclude the proposal, and will bring an action for declaratory and injunctive relief if our proposal is not included. Consequently, we request that you advise us as soon as possible if our proposal will not be included in BKF's proxy materials and, in any event, before they are printed and mailed, so that BKF does not incur unnecessary costs of revising its proxy materials to include our proposal.

We have attempted to contact BKF's management and BKF's counsel to discuss this matter but our telephone messages have not been returned.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner